Exhibit 99.3

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet – QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail REE AUTOMOTIVE LTD. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on November 27, 2022. INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 3, AND 4, AND “AGAINST” PROPOSAL 2. Please mark your votes 1. Election of Directors like this 1) Mr. Arik Shteinberg (2) Ms. Lilach Geva-Harel (3) Ms. Michal Marom-Brikman (4) Mr. Daniel Barel (5) Mr. Ahishay Sardes (6) Mr. Hari Nair (7) Mr. Hans Thomas FOR AGAINST ABSTAIN 3a. Are you a controlling shareholder in the Company, or do you have a personal benefit or other interest (as discussed in the proxy statement) in the approval of Proposal No. 3? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3). YES NO 4. To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm We do not believe we have a controlling shareholder as of the record date of the meeting, other than holders of our Class B ordinary shares, Daniel Barel and Ahishay Sardes. We believe only our directors and their relatives will have a personal interest in Proposal No. 3. All other shareholders should mark “NO” in Proposal No. 3a. 2. Elect Mr. Ziv Ironi and approve his terms of service, exculpation and indemnification, to hold office until the close of business on the date of the annual general meeting of shareholders to be held in 2023 until his successor is duly elected and qualified, or until such individual’s earlier resignation or retirement FOR AGAINST ABSTAIN 3. A pproval of an amendment to the Company’s FOR AGAINST ABSTAIN Compensation Policy such that a new Section 4.1.2A will be added thereto and will state as follows: “The Chairperson of the Board of Directors, an external director, if any, and an independent director of the Company may elect to receive, in lieu of quarterly cash fees, Class A Ordinary Shares of the Company having an equivalent fair market value on the date the cash compensation is payable.” The signer hereby revokes all previous proxies given by the signer to vote at the Annual General Meeting or any adjournments thereof. CONTROL NUMBER Signature Signature, if held jointly Date 2022. Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting of Shareholders The 2022 Proxy Statement is available at: https://www.cstproxy.com/reeauto/2022 PROXY FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS REE AUTOMOTIVE LTD. The undersigned appoints Arik Shteinberg, Daniel Barel and David Goldberg, and each of them, appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of REE Automotive Ltd. held of record by the undersigned at the close of business on October 25, 2022 at the Annual Meeting of Stockholders of REE Automotive Ltd. to be held on November 28, 2022, or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ELECTING THE SEVEN NOMINEES TO THE BOARD OF DIRECTORS, AND IN FAVOR OF PROPOSAL 2 AND PROPOSAL 3, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. (Continued and to be marked, dated and signed on the other side)